Exhibit 12

	Year ended December 31
	2010	2009	2008	2007	2006
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,247	$620	$904	$1,282	$1,018
Plus:
Fixed charges exclusive of capitalized interest	266	273	343	156	137
Amortization of capitalized interest	7	7	7	7	8
Adjustments for equity affiliates	6	11	18	21	16

Total	$1,525	$911	$1,271	$1,466	$1,179

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$189	$193	$254	$93	$83
Rentals—portion representative of interest	77	80	89	63	54

Fixed charges exclusive of capitalized interest	266	273	343	156	137
Capitalized interest	7	9	8	11	7

Total	$273	$282	$351	$167	$144

Ratio of earnings to fixed charges	5.6	3.2	3.6	8.8	8.2